DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares
of Common Stock, of which [         ] shares will be outstanding immediately
following the Offerings and of which 298,231 shares will be held as treasury stock, and 5,000,000 shares of preferred stock, par value $.01 per share. The Company's Board of Directors has authorized the designation of 2,750,100 shares of preferred stock as follows: 450,000 shares as the Series A Convertible Preferred Stock, all of which are outstanding; 200,000 shares as the Series B Convertible Preferred Stock, of which 124,831 shares are outstanding; 500,000 shares as the 10% Mandatorily Redeemable Preferred Stock, of which 250,000 shares are outstanding; 100 shares as the Series C Preferred Stock, of which 100 shares are outstanding; and 1,600,000 shares of 13% Exchangeable Preferred Stock, of which 325,000 shares will be outstanding at the closing of the Offerings. In addition, 400,000 shares and 1,000,000 shares of Common Stock have been reserved for issuance upon exercise of stock options under the 1994 and 1998 Stock Option Plans, respectively, 574,831 shares of Common Stock have been reserved for issuance upon conversion of the Convertible Preferred Stock (such Common Stock will be issued upon the completion of the Offerings), and 3,985,473 shares have been reserved for issuance upon exercise of warrants. The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Articles of Incorporation and its Bylaws.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders of the Company. Subject to any preferential rights of any outstanding series of preferred stock designated by the Board of Directors, the holders of Common Stock are entitled to receive, ratably, with the holders of the Convertible Preferred Stock, such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata all assets of the Company available for distribution to such holders after distribution in full of the preferential amount to be distributed to holders of shares of the Convertible Preferred Stock, the 10% Mandatorily Redeemable Preferred Stock, the Series C Preferred Stock and the 13% Exchangeable Preferred Stock. The Company's Articles of Incorporation deny preemptive rights and cumulative voting. The Common Stock has no conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

SERIES A CONVERTIBLE PREFERRED STOCK

     The Series A Convertible Preferred Stock has no rights of redemption or sinking fund provisions, but upon liquidation of the Company, the Company must pay the holders of Series A Convertible Preferred Stock $5.56 per share (an aggregate of $2.5 million) before any amounts may be paid to the holders of Common Stock. Holders of Series A Convertible Preferred Stock are entitled to vote on all matters upon which the holders of Common Stock have the right to vote and are generally entitled to vote as a class on any matters adversely affecting their rights as holders of this series of preferred stock. Each share of Series A Convertible Preferred Stock entitles the holder thereof to such number of votes per share as equals the whole number of shares of Common Stock into which each share of Series A Convertible Preferred Stock is then convertible. Upon the closing of the Offerings, each share of Series A Convertible Preferred Stock will be automatically converted into Common Stock without payment of additional consideration at a conversion price of $5.56 per share, subject to anti-dilution adjustments. The Company may not reissue the Series A Convertible Preferred Stock once it has been converted into Common Stock.

SERIES B CONVERTIBLE PREFERRED STOCK

     The Series B Convertible Preferred Stock has no rights of redemption or sinking fund provisions, but upon liquidation of the Company, the Company must pay the holders of Series B Convertible Preferred Stock $6.07 per share (an aggregate of $757,724) before any amounts may be paid to the holders of Common Stock. Holders of Series B Convertible Preferred Stock are entitled to vote on all matters upon which the holders of Common Stock have the right to vote and are generally entitled to vote as a class on any matters adversely affecting their rights as holders of this series of preferred stock. Each share of Series B Convertible Preferred Stock entitles the holder thereof to such number of votes per share as equals the whole number of shares of Common Stock into which each share of Series B Convertible Preferred Stock is then convertible. Upon the closing of the Offerings, each share of Series B Convertible Preferred Stock shall be automatically converted into Common Stock without payment of additional consideration at a conversion price of $6.07 per share, subject to anti-dilution adjustments. The Company may not reissue the Series B Convertible Preferred Stock once it has been converted into Common Stock.

10% MANDATORILY REDEEMABLE PREFERRED STOCK

     The 10% Mandatorily Redeemable Preferred Stock has a liquidation preference of $100 per share. Holders of the 10% Mandatorily Redeemable Preferred Stock are entitled to receive dividends equal to 10% of the liquidation preference thereof, and all dividends are fully cumulative. Dividends may be paid in cash or in kind by issuing a number of additional shares of 10% Mandatorily Redeemable Preferred Stock. If dividends are paid in kind, the Company is also required to issue additional warrants to purchase a number of shares of Common Stock (including fractional shares) in an amount equal to the liquidation preference of such additional shares of 10% Mandatorily Redeemable Preferred Stock divided by the per share exercise price of the warrants in effect immediately prior to such dividend payment date. Holders of the 10% Mandatorily Redeemable Preferred Stock have no voting rights other than approval rights with respect to the issuance of parity or senior securities. The Company intends to redeem the 10% Mandatorily Redeemable Preferred Stock with the proceeds of these Offerings.

SERIES C PREFERRED STOCK

     The Series C Preferred Stock has a liquidation preference of $10 per share and was created to provide the holders thereof with the right to vote a number of shares equal to the number of Culligan Warrants issued to them, such rights to be effective only at such time or times that Culligan owns less than 20% of the fully diluted Common Stock. The Company may redeem all (but not less than all) of the Series C Preferred Stock at such time as the investors cease to own at least 50% of the Fully Diluted Warrant Common Stock (as defined in the Certificate of Designation of the Series C Preferred Stock).

13% EXCHANGEABLE PREFERRED STOCK

     In April 1998, the Board of Directors authorized the designation of an aggregate of 1,600,000 shares of the 13% Exchangeable Preferred Stock with a liquidation preference of $100 per share. Holders of the 13% Exchangeable Preferred Stock are entitled to receive dividends until April 30, 1999 at a rate of 11.5% per annum at which time the dividend rate will increase to 12.25% per annum. On May 1, 2000, the dividend rate on the 13% Exchangeable Preferred Stock will increase to 13%. Dividends are fully cumulative and payable quarterly in cash, except that until May 1, 2003 dividends may be paid in kind by issuing a number of additional shares of 13% Exchangeable Preferred Stock. If the Company is unable for any reason to pay dividends in cash after May 1, 2003, or in the event of a default, the holders of the 13% Exchangeable Preferred Stock have the right to add up to two directors to the Company's Board of Directors and the dividend rate will be increased by 2% per annum until the default is cured. Holders of the 13% Exchangeable Preferred Stock have the benefit of certain affirmative and negative covenants, but do not have voting rights. The Company may redeem the 13% Exchangeable Preferred Stock at any time after the fourth anniversary of the issue date and, in certain circumstances, upon an initial public equity offering prior to the third anniversary of the issue date, in each case subject to contractual and other restrictions with respect thereto (including the Indenture and the Credit Facility) and to applicable provisions of the TBCA. The Company is obligated to redeem the 13% Exchangeable Preferred Stock for cash after the maturity date of the 9 3/4% Senior Notes in 2005, or, if earlier, upon the occurrence of certain change of control or asset sale events, in each case subject to applicable provisions of the TBCA and all the other restrictions (including the Indenture and the Credit Facility). The Company may exchange the 13% Exchangeable Preferred Stock for Senior Subordinated Debentures in an aggregate principal amount of the liquidation preference amount of the 13% Exchangeable Preferred Stock. Upon the closing of the Offerings, $7.5 million of 13% Exchangeable Preferred Stock plus accrued dividends payable on such preferred stock will be converted into shares of Common Stock at 91.75% of the Price to Public on the cover page of this Prospectus.

     Payment of cash dividends, redemption of the 13% Exchangeable Preferred Stock and the exchange of the 13% Exchangeable Preferred Stock for subordinated notes is restricted by covenants under the Indenture and Credit Facility.

     To the extent the Underwriters' over-allotment options are exercised, the proceeds thereof will be used to redeem shares of 13% Exchangeable Preferred Stock for 109% of the liquidation preference thereof. In addition, Ares has agreed to allow the Company to redeem any remaining outstanding 13% Exchangeable Preferred Stock for 109% of the liquidation preference thereof until May 1, 1999 and 111% of the liquidation preference thereof until May 1, 2000.

WARRANTS

     The following table delineates the terms of certain warrants the Company has outstanding. Among other terms, these warrants contain certain anti-dilution provisions and certain registration rights. See "-- Registration Rights."

                                            UNDERLYING        EXERCISE        EXPIRATION
                  NAME                     COMMON SHARES       PRICE             DATE
----------------------------------------   -------------    ------------    --------------
12% Senior Note Warrants(1).............       767,828       $0.01/Share    April 15, 2004
Jefferies Warrants(1)...................       127,972       $0.01/Share    April 15, 2004
Culligan Warrants(2)....................     1,998,921      $13.00/Share    April 15, 2005(3)
SV Warrants(4)..........................       100,000      $14.00/Share     July 17, 2002
Ares Warrants(5)........................       975,752       $0.01/Share       May 1, 2005(6)
                                           -------------    ------------
     Total..............................     3,970,473       $6.90/Share(7)
                                           =============    ============

------------
(1) Issued in connection with the issuance of 12% Senior Notes.

(2) Issued pursuant to warrant agreements entered into in connection with an issuance of 10% Mandatorily Redeemable Preferred Stock and Series C Preferred Stock.

(3) Required to be exercised on or before the earlier to occur of April 15, 2005 or (ii) the first anniversary of the last day of the first period of 20 consecutive trading days following the closing of these Offerings during which the closing price of the Common Stock is above $26 per share.

(4) Issued in connection with the issuance of 300,000 shares of Common Stock.

(5) Issued pursuant to warrant agreements entered into in connection with the issuance of 13% Exchangeable Preferred Stock.

(6) Required to be exercised on or before the earlier to occur of (i) May 1, 2005 or (ii) 10 business days following the closing of the Offerings.

(7) Weighted average exercise price.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

     The Company's Articles provide that the Board of Directors is vested with authority to establish, from time to time, series of unissued shares of any class, to determine and fix the designation and the relative rights, preferences and limitations of the shares of each series so established, and to increase or decrease the number of shares within each such series. The relative rights and preferences of shares may vary in any respect among series, but all shares of the same series shall be identical in all respects. The authority possessed by the Board of Directors to issue different classes and series of stock could potentially be used to discourage attempts by others to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock.

     Article 1302-7.06 of the Texas Miscellaneous Corporation Act ("TMCA") authorizes a Texas corporation to include a provision in its articles of incorporation limiting or eliminating the personal liability of its directors to the corporation and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such provision, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although
Article 1302-7.06 of the TMCA does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Pursuant to such provision, the Articles of Incorporation limit the personal liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the TMCA. Specifically, a director of the Company will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, and
(iv) any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders. However, the inclusion of this provision together with a provision which requires the Company to indemnify its officers and directors against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so. The Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.

ANTI-TAKEOVER CONSIDERATIONS

     ANTI-TAKEOVER STATUTE. On September 1, 1997, the Company became subject to newly-enacted Part 13 of the TBCA ("Part 13"), which subject to certain exceptions, prohibits a Texas corporation from engaging in any "business combination" with an "affiliated shareholder" for three years following the date that such shareholder became an affiliated shareholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder or (ii) the business combination is authorized at a meeting of shareholders called not less than six months after such date by the affirmative vote of at least two-thirds of the outstanding voting shares not owned by the affiliated shareholder.

     Part 13 generally defines a "business combination" to include: (i) any merger, share exchange or conversion involving the corporation and the affiliated shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to the affiliated shareholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate ownership percentage of the stock of any class or series of the corporation beneficially owned by the affiliated shareholder, (v) any receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation, or (vi) any adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by, or pursuant to any agreement or understanding with, an affiliated shareholder. In general, Part 13 defines an "affiliated shareholder" as any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. The provisions of Part 13 could have the effect of delaying, deferring or preventing a change of control of the Company even if a change of control were in the shareholders' interests.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

REGISTRATION RIGHTS AGREEMENTS

     Approximately         shares of Common Stock, 3,985,473 shares of Common
Stock underlying warrants and 574,831 shares of Common Stock underlying Convertible Preferred Stock have the benefit of "demand" registration rights that allow the holder to require the Company at any time, subject to certain limitations, to file a registration statement under the Securities Act at the Company's expense covering all or part of such securities. In addition, holders
of these securities and an additional         shares of Common Stock have the
benefit of "piggyback" registration rights that allow the holders thereof to require the Company to register the underlying shares of common stock if the Company files a registration statement under the Securities Act. If such registration statement is with respect to an underwritten offering, the underwriter thereof may reduce the amount of "piggyback" shares to be registered in the underwriting in its discretion. These registration rights agreements include traditional covenants and indemnification provisions including the indemnification of the selling shareholders for violations of the
Securities Act. These rights expire on various dates from                   to
                  .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial number of shares of Common Stock in the public market could adversely affect trading prices prevailing from time to time.

     Upon completion of the Offerings, the Company will have outstanding shares of Common Stock. The shares sold in the Offerings will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144, which is
summarized below. Of the remaining         shares,         shares are freely
transferable and         shares are "restricted securities" as that term is
defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if such sale is registered under the Securities Act or if such sale qualifies for an exemption from registration, such as the one provided by Rule 144. Sales of the Restricted Shares in the open market, or the availability of such shares for sale, could adversely affect the trading price of the Common Stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
(i) 1% of the number of shares of Common Stock then outstanding (approximately shares immediately after the Offerings) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years following the later of the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

       CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general summary of certain United States federal income and estate tax consequences expected to result under current law from the purchase, ownership and taxable disposition of Common Stock by Non-U.S. Holders of Common Stock. A "Non-U.S. Holder" is any person or entity other than (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. This summary is for general information only and does not address all of the United States federal income and estate tax considerations that may be relevant to Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders that may be subject to special treatment under United States federal income tax laws. Furthermore, this summary does not discuss any aspect of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Prospective purchasers of Common Stock are advised to consult their tax advisors regarding the federal, state and local and foreign income and other tax consequences of acquiring, holding and disposing of Common Stock.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder on shares of Common Stock will be subject to withholding of United States federal income tax at a 30 percent rate (or such lower rate as may be provided by an applicable income tax treaty between the United States and a foreign country) unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States (or, in the case of an applicable tax treaty, are attributable to a United States permanent establishment maintained by such Non-U.S. Holder). Dividends that are effectively connected with the conduct of a trade or business within the United States (or are attributable to a United States permanent establishment) will be subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) which is not collected by withholding provided the Non-U.S. Holder files the appropriate certification with the Company or its agent. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

     Under United States Treasury Regulations currently in effect, dividends paid to an address outside the United States will be presumed to be paid to a resident of the country of address (unless the payor has knowledge to the contrary) for purposes of the withholding tax rules discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently-issued United States Treasury Regulations that are effective for payments made after December 31, 1999 ("Final Regulations"), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of a tax treaty rate would be required to satisfy applicable certification requirements. In addition, under such Final Regulations, in the case of Common Stock held by a foreign partnership, (i) the certification requirement generally would be applied to the partners of the partnership, and (ii) the partnership would be required to provide certain information, including a United States taxpayer identification number.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OR DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of Common Stock so long as (i) the gain is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States; (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, either (a) such holder is not present in the United States for 183 or more days in the taxable year of the disposition or (b) such holder does not have a "tax home" in the United States for United States federal income tax purposes nor does such holder maintain an office or other fixed place of business in the United States to which such gain is attributable;
(iii) such Non-U.S. Holder is not subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates or (iv) the Common Stock continues to be "regularly traded on an established securities market" for United States federal income tax purposes and the Non-U.S. Holder has not held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, the Non-U.S. Holder's holding period) more than 5 percent of the outstanding Common Stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a treaty or information exchange agreement with the tax authorities in the country in which the Non-U.S. Holder resides. Under current law, U.S. backup withholding tax (which is a withholding tax currently imposed at the rate of 31 percent on certain payments to persons who fail to furnish the information required under U.S. information reporting requirements) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States unless the payor has knowledge that the payee is a United States person. However, under the Final Regulations described above, dividends paid on Common Stock after December 31, 1999 may be subject to backup withholding unless applicable certification requirements are satisfied.

     Payments of the proceeds from a sale of Common Stock to or through a U. S. office of a broker will be subject to information reporting and backup withholding unless the owner certifies as to its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds from a sale of Common Stock to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding; however, if such broker is (i) a United States person, (ii) a "controlled foreign corporation," or (iii) a foreign person that derives 50 percent or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting (but currently not backup withholding) unless such broker has documentary evidence in its records that the owner is a Non-U.S. Holder and certain other conditions are met or the owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be credited against the Non-U.S. Holder's federal income tax liability, if any, or refunded, provided the required information is furnished to the Internal Revenue Service.

ESTATE TAX

     The fair market value of Common Stock owned (or treated as owned) by an individual at the time of his death will be includible in his gross estate for
U. S. federal estate tax purposes and thus may be subject to U. S. estate tax, even though the individual at the time of death is neither a citizen of nor domiciled in the United States, unless an applicable estate tax treaty provides otherwise.